Exhibit 99.l

Vimicro Updates Fourth-Quarter 2013 Guidance and Provides First-Quarter 2014 Guidance

BEIJING, March 3, 2014 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video processor and surveillance solution provider, today updated its guidance for the fourth quarter of 2013 and provided guidance for the first quarter of 2014.

The Company now expects total revenues of $21 to $22 million in the fourth quarter of 2013, versus previous guidance of total revenues of $13.5 to $15.5 million and a backlog of $20 million. This updated revenue figure includes a portion of the $20 million backlog; the remainder of the backlog will be applied during the first and second quarters of 2014.

In addition, the Company expects revenues of $15 to $17 million in the first quarter of 2014, as compared to $7.9 million in the first quarter of 2013.

About Vimicro International Corporation

Vimicro International Corporation is a leading video processing IC and surveillance solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance applications. Vimicro has aggressively entered the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Company Contact: Vimicro International Corporation Mr. David Zhang, Legal Manager Phone: +86 (10) 6894 8888 ext. 7563 E-mail: zhangxiaowei@vimicro.com www.vimicro.com	Investor Contact: Vimicro International Corporation Mr. John Harmon, CFA, VP of Finance Phone: +86 186 1151 1730 (Beijing) E-mail: john.harmon@vimicro.com